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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KLEON FINANCIAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O ACCOUNTING & COMPLIANCE INT'L.,199 WATER ST.,9/F
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Smyth	(212) 306-1010	msmyth@kleonfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Smyth_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___KLEON FINANCIAL, LLC_____, as of ___12/31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

___*Michael Smyth*_____

Title:

___Chief Compliance Officer_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

Financial Statements
and Supplementary Information
As of and for the Year Ended December 31, 2025
with Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

December 31, 2025

Contents

Financial Statements

Supplementary Information

Exemption Report



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kleon Financial, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kleon Financial, LLC, (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kleon Financial, LLC, as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kleon Financial, LLC's auditor since 2025.

Hauppauge, New York
January 28, 2026

Nawrocki Smith LLP

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	19,760
Deposit with clearing firm		254,528
Prepaid expenses		16,544
TOTAL ASSETS	$	290,832

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	5,500
TOTAL LIABILITIES	$	5,500
MEMBER'S EQUITY	$	285,332
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	290,832

See Notes to Financial Statements.

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended December 31, 2025

REVENUE:

Interest income	$	4,528
Total Revenue	$	4,528

EXPENSES:

Compensation expense and related costs	$	194,070
Professional fees	$	187,909
Technology and administrative fees	$	33,662
Insurance	$	3,872
Regulatory expenses	$	15,503
Other expenses	$	10,871
Total Expenses	$	445,887

NET LOSS	$	(441,359)

See Notes to Financial Statements.

3

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

MEMBER'S EQUITY, JANUARY 1, 2025	$	15,947
Net loss		(441,359)
Capital contributions		723,000
Capital withdrawals		(12,256)
MEMBER'S EQUITY, DECEMBER 31, 2025	$	285,332

See Notes to Financial Statements.

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended December 31, 2025

OPERATING ACTIVITIES:		
Net loss	$	(441,359)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in operating assets:		
Increase in prepaid expenses		(14,145)
Increase in deposit with clearing firm		(254,528)
Net change in operating liabilities:		
Increase in accounts payable and accrued expenses		5,500
Net cash used in Operating Activities	$	(704,532)
Cash flows from financing activities		
Capital contributions	$	723,000
Capital distributions		(12,256)
Net cash provided by financing activities	$	710,744
NET INCREASE IN CASH	$	6,212
CASH AT BEGINNING OF YEAR	$	13,548
CASH AT END OF YEAR	$	19,760

See Notes to Financial Statements.

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
December 31, 2025

1. Organization and Nature of Business

Kleon Financial, LLC ("the LLC") was established in the state of Delaware in 2025. The company was orginally formed as Sojourner Securities LLC in North Carolina on February 28, 2002, until it was acquired by Kleon Financial Holdings, Inc. in 2025. The LLC is a registered broker-dealer and commenced operations on January 2, 2003. It is a member of the Financial Industry Regulatory Authority (FINRA) and the SEC. The LLC's primary business activities are to be an exchange member engaged in exchange commission business other than floor activities, be an exchange member engaged in floor activities, and conduct private placements of securities. The LLC is located in New York.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash - Cash consists of funds maintained in a checking account held at a financial institution.

Revenue recognition - The LLC's only income in 2025 was interest income, which is earned monthly from the clearing firm.

Segment reporting - The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. All of the Company's customers are based in the United States. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Significant judgment - Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Income taxes – The LLC is wholly owned by Kleon Financial Holdings, LLC (Member) and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member. The preceding three years are open to examination.

6

2. Significant Accounting Policies (Continued)

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2025, and does not expect any material adjustments to be made.

Improvements to Income Tax Disclosures - The Company adopted ASU 2023-09 effective for the fiscal year ended December 31, 2025. The adoption of this guidance did not have a significant impact on the financial statement disclosures.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Accounts Receivable and Allowance for Credit Losses

Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions instead of delaying recognition until the loss was probable of occurring.

The LLC's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each client's trade accounts receivable. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of clients. There were no accounts receivable balances at December 31, 2025 and December 31, 2024. There were no allowance for credit losses as of December 31, 2025 and December 31, 2024.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At December 31, 2025, the LLC had net capital of $268,788 which was $263,788 in excess of its required net capital of the higher of $5,000 or 6.67% of aggregate indebtedness. The LLC's percentage of aggregate indebtedness to net capital was 2.05%. The net capital rules may effectively restrict the distribution of equity to the Member.

5. Concentrations of Credit Risk

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of December 31, 2025, the amount in excess of insured limits of $250,000 was $0.

6. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Indemnifications (Continued)

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Contingencies

The Company is subject to various claims, legal proceedings, and regulatory investigations arising in the ordinary course of its business as a broker-dealer. These matters primarily involve disputes with customers related to trading activities or investment advice. As of year-end, there are no pending settlements associated with these claims.

8. Subsequent Events

The LLC has evaluated events and transactions that occurred between January 1, 2026 and January 28, 2026, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements, noting there to be none.

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	285,332
DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses	$	(16,544)
NET CAPITAL	$	268,788
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	5,500
TOTAL AGGREGATE INDEBTEDNESS	$	5,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess net capital	$	263,788
Percentage of aggregate indebtedness to net capital		2.05%

There are no material differences between the preceding computation and the LLC's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Accounting Firm and
Notes to Financial Statements.
9

SUPPLEMENTARY INFORMATION

Kleon Financial, LLC (formerly known as Sojourner Securities LLC)

(A LIMITED LIABILITY COMPANY)
Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Accounting Firm and
Notes to Financial Statements.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kleon Financial, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kleon Financial, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
January 28, 2026

Nawrocki Smith LLP

Kleon Financial, LLC
Exemption Report

Kleon Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Kleon Financial, LLC

I, Michael Smyth, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael Smyth
Title: Chief Compliance Officer